WOODSIDE
AUSTRALIAN ENERGY

03 DEC -4 AM 7:21

18 November 2003

03037909

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Blocks 4 and 5 (Chinguetti-4-6 Tiof and Chinguetti-5-1 Poune), lodged with the Australian Stock Exchange on 18 November 2003;
- JPDA 03-01 (Kuda Tasi-2), lodged with the Australian Stock Exchange on 18 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 12/4

82-2280

18 November 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Blocks 4 and 5
Chinguetti-4-6 (Tiof) and Chinguetti-5-1 (Pouné)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-4-6 (Tiof) well was plugged and abandoned, as planned, on 15 November 2003.

The West Navigator drill ship then sailed to the Chinguetti-5-1 (Pouné) well location in Block 5 offshore Mauritania. Water depth at the location is approximately 920 metres. Planned total depth is approximately 3,250 metres. The Pouné prospect is located approximately 48 kilometres to the north of the Chinguetti Field and 27 kilometres to the northeast of the Tiof oil and gas discovery.

The Chinguetti-5-1 (Pouné) exploration well was spudded on 16 November 2003. Subsequently, a 26 inch hole was drilled to 1,709 metres and, as at 00:00 hours on 18 November 2003, preparations had commenced to run 20 inch casing.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary

18 November 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., Operator of the JPDA 03-01 Joint Venture, located in the Timor Sea, reports that on 18 November 2003 the Kuda Tasi-2 appraisal well was being prepared for suspension as a possible future production well.

Since the last report, the well has been production tested and flowed at a final rate in excess of 5,000 barrels of oil per day constrained by a $^{36}/_{64}$ inch choke.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Timor Sea Ltd (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

ANTHONY NIARDONE
Assistant Company Secretary